Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92400 Courbevoie, France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Share Capital: €5,929,520,185
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
Total Creates €50 Million Community Development Fund for
Young People to Promote Access to Employment and
Tackle Social Exclusion in France
Paris, April 27, 2009 — Total today decides to create a community development fund to help young people. The total endowment will be €50 million, starting with a donation of €25 million that will be increased by €5 million a year over five years.
Total will be signing an initial agreement with France’s High Commission for Action to Alleviate Poverty in the coming weeks. The agreement will cover funding of driver education for 10,000 young people in apprenticeships; keeping students in school by supporting them and their families through a “helping hand” program under a partnership with Association pour Favoriser l’Egalité des Chances à l’Ecole (APFEE); and helping young entrepreneurs to start up their own businesses, as part of the CréaJeunes program run by Association pour le Droit à l’Initiative Economique (ADIE).
Already partnered with these two associations, Total currently spends more than €2 million a year to tackle social exclusion in France. The fund created today will expand already effective projects and represents a change in scale, to support new projects launched by the ministries concerned.
Total’s Community Development Initiatives in France
In France, the Group’s community development initiatives chiefly focus on equal education and employment opportunity and children’s aid. Total regularly partners with around 20 associations and foundations, which include APFEE, Institut Télémaque, Institut d’Etudes Politiques and its high school outreach program, Association pour le Droit à l’Activité Economique (ADIE), Nos Quartiers Ont des Talents and La Chaîne de l’Espoir.
In addition, Total’s employees extend this commitment through volunteer work and mentoring, supported by the Total Foundation.
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Total is a leading global oil and gas company with operations in more than 130 countries. Its 97,000 employees put their expertise to work across the industry, from exploration and production of oil and natural gas to refining and marketing to gas, power and trading. It is also a world-class chemical producer. Total is working to keep the world supplied with energy, both today and tomorrow. www.total.com